UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No.3)*

                           Encore Capital Group, Inc.
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                         (Title of Class of Securities)

                                   292554 10 2
                                 (CUSIP Number)

                                 Stuart I. Rosen
               Senior Vice President and Associate General Counsel
                             Triarc Companies, Inc.
                                 280 Park Avenue
                            New York, New York 10017
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               September 25, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




(1)  Name of Reporting Person                  Madison West Associates Corp.
     I.R.S. Identification No. of Above
     Person

(2)  Check the Appropriate Box if a Member   (a)
     of a Group                              (b)   X

(3)  SEC Use Only

(4)  Source of Funds                                    AF, WC

(5)  Check Box if Disclosure of Legal                   [  ]
     Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization                   Delaware


Number of Shares         (7) Sole Voting Power                None
Beneficially Owned by
Each Reporting Person
With
                         (8) Shared Voting Power            2,281,269

                         (9) Sole Dispositive Power           None

                         (10)Shared Dispositive Power       2,281,269

(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person                         2,281,269

(12) Check Box if the Aggregate Amount in                      [  ]
     Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in                24.8%*
     Row (11)

(14) Type of Reporting Person                                  CO


*Based on 7,434,633 shares of common stock currently outstanding, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 filed with the Securities and Exchange Commission on August 13, 2003.




(1) Name of Reporting Person                   Triarc Companies, Inc.
    I.R.S. Identification No.
    of Above Person

(2) Check the Appropriate Box if           (a)
    a Member of a Group                    (b)    X

(3) SEC Use Only

(4) Source of Funds                                              WC

(5) Check Box if Disclosure of Legal Proceedings                [  ]
    is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization                     Delaware

Number of Shares           (7) Sole Voting Power                None
Beneficially Owned by
Each Reporting Person
With
                           (8) Shared Voting Power            2,382,544

                           (9) Sole Dispositive Power           None

                           (10)Shared Dispositive Power       2,382,544

(11) Aggregate Amount Beneficially Owned by Each
     Reporting Person                                         2,382,544

(12) Check Box if the Aggregate Amount in Row (11)              [  ]
     Excludes Certain Shares

(13) Percent of Class Represented by Amount in                 25.7%*
     Row (11)

(14) Type of Reporting Person                                   CO

*Based on 7,434,633 shares of common stock currently outstanding, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 filed with the Securities and Exchange Commission on August 13, 2003.



(1)  Name of Reporting Person                   Nelson Peltz
     I.R.S. Identification No. of Above
     Person

(2)  Check the Appropriate Box if a Member   (a)
     of a Group                              (b)   X

(3)  SEC Use Only

(4)  Source of Funds                                          OO

(5)  Check Box if Disclosure of Legal                        [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization                United States

Number of Shares         (7) Sole Voting Power               None
Beneficially Owned by
Each Reporting Person
With
                         (8) Shared Voting Power           4,856,012

                         (9) Sole Dispositive Power           None

                         (10)Shared Dispositive Power      4,856,012

(11) Aggregate Amount Beneficially Owned by
     Each Reporting Person                                 4,856,012

(12) Check Box if the Aggregate Amount in                      [  ]
     Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount                   43.5%*
     in Row (11)

(14) Type of Reporting Person                                  IN


*Based on 7,434,633 shares of common stock currently outstanding, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 filed with the Securities and Exchange Commission on August 13, 2003.



(1) Name of Reporting Person                        Peter W. May
    I.R.S. Identification No. of Above
    Person

(2) Check the Appropriate Box if a Member   (a)
    of a Group                              (b)   X

(3) SEC Use Only

(4) Source of Funds                                          OO

(5) Check Box if Disclosure of Legal                        [  ]
    Proceedings is Required Pursuant
    to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization                 United States

Number of Shares         (7) Sole Voting Power                 15,000
Beneficially Owned by
Each Reporting Person
With
                         (8) Shared Voting Power            3,524,042

                         (9) Sole Dispositive Power            15,000

                         (10)Shared Dispositive Power       3,524,042

(11) Aggregate Amount Beneficially Owned by
     Each Reporting Person                                  3,539,042

(12) Check Box if the Aggregate Amount in                     [  ]
     Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount                 35.0%*
     in Row (11)

(14) Type of Reporting Person                                 IN

*Based on 7,434,633 shares of common stock currently outstanding, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 filed with the Securities and Exchange Commission on August 13, 2003.


(1) Name of Reporting Person                             Neale M. Albert
    I.R.S. Identification No. of Above
    Person

(2) Check the Appropriate Box if a Member   (a)
    of a Group                              (b)   X

(3) SEC Use Only

(4) Source of Funds                                         OO

(5) Check Box if Disclosure of Legal                       [  ]
    Proceedings is Required Pursuant
    to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization                    United States


Number of Shares         (7) Sole Voting Power                  None
Beneficially Owned by
Each Reporting Person
With
                         (8) Shared Voting Power             1,743,816

                         (9) Sole Dispositive Power             None

                         (10)Shared Dispositive Power        1,743,816

(11) Aggregate Amount Beneficially Owned by
     Each Reporting Person                                   1,743,816

(12) Check Box if the Aggregate Amount in                      [  ]
     Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount                   21.1%*
     in Row (11)

(14) Type of Reporting Person                                  IN


*Based on 7,434,633 shares of common stock currently outstanding, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 filed with the Securities and Exchange Commission on August 13, 2003.





(1) Name of Reporting Person                    DWG Acquisition Group, L.P.
    I.R.S. Identification No. of Above
    Person

(2) Check the Appropriate Box if a Member   (a)
    of a Group                              (b)  X

(3) SEC Use Only

(4) Source of Funds                                      OO

(5) Check Box if Disclosure of Legal                    [  ]
    Proceedings is Required Pursuant
    to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization                  Delaware

Number of Shares         (7) Sole Voting Power               None
Beneficially Owned by
Each Reporting Person
With
                         (8) Shared Voting Power           2,382,544

                         (9) Sole Dispositive Power          None

                         (10)Shared Dispositive Power      2,382,544

(11) Aggregate Amount Beneficially Owned by
     Each Reporting Person                                 2,382,544

(12) Check Box if the Aggregate Amount in                    [  ]
     Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount                 25.7%*
     in Row (11)

(14) Type of Reporting Person                                 PN


*Based on 7,434,633 shares of common stock currently outstanding, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 filed with the Securities and Exchange Commission on August 13, 2003.


Amendment No. 3 to Schedule 13D


     This Amendment No. 3 to Schedule 13D is filed by Madison West Associates Corp. ("Madison West"), Triarc Companies, Inc. ("Triarc"), Nelson Peltz ("Peltz"), Peter W. May ("May"), Neale M. Albert ("Albert") and DWG Acquisition Group, L.P. ("DWG Acquisition" and, together with Madison West, Triarc, Peltz, May and Albert, the "Reporting Persons") to supplement and amend the Schedule 13D originally filed by the Reporting Persons on March 4, 2002, as supplemented and amended by Amendment No. 1, dated October 31, 2002, and Amendment No. 2, dated September 4, 2003 (the "Schedule 13D"). Items 4, 6 and 7 are hereby supplemented and amended. Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Schedule 13D.

Item 4. Purpose of Transaction.

        Item 4 is supplemented as follows:

     On September 25, 2003 the Company, the Reporting Persons and certain other stockholders of the Company entered into an Underwriting Agreement with the several underwriters party thereto, pursuant to which the Company will sell 3,000,000 shares of Common Stock and Madison West, the Peltz LP, the NP Trust, the JM Trust and the LM Trust will sell 256,270 shares, 245,042 shares, 21,008 shares, 61,391 shares and 61,391 shares, respectively, of Common Stock to the Underwriters for $11.00 per share. Madison West, the Peltz LP, the JM Trust and the LM Trust also granted to the Underwriters an overallotment option to acquire up to an additional 123,409 shares, 128,120 shares, 29,564 shares, and 29,564 shares, respectively, of Common Stock for the same price per share, exercisable at any time within 30 days of the Closing, scheduled for October 1, 2003. In addition, as previously agreed, at the Closing (i) all of the 101,275 Triarc Warrants will be exercised by Triarc and (ii) the 174,566 shares of Series A preferred stock held by Madison West will be converted into 1,745,660 shares of Common Stock, the 187,115 shares of Series A preferred stock held by the Peltz LP will be converted into 1,871,150 shares of Common Stock, the 42,017 shares of Series A preferred stock held by the JM Trust will be converted into 420,170 shares of Common Stock and the 42,017 shares of Series A preferred stock held by the LM Trust will be converted into 420,170 shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is supplemented as follows:

     See Item 4 for a description of the Underwriting Agreement, dated September 25, 2003.


Item 7. Materials to Be Filed as Exhibits.

        Item 7 is supplemented by adding the following:

Exhibit 13 Underwriting Agreement, dated September 25, 2003, entered into between Encore Capital Group, Inc., the several Underwriters party thereto and certain Encore stockholders, including Madison West Associates Corp., the Nelson Peltz Children's Trust, the Peltz Family Limited Partnership, the Jonathan P. May 1998 Trust and the Leslie A. May 1998 Trust.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date:  September __, 2003

                                      MADISON WEST ASSOCIATES CORP.



                                      By: Brian L. Schorr
                                          -------------------------------------
                                          Name:  Brian L. Schorr
                                          Title: President and General Counsel


                                      TRIARC COMPANIES, INC.



                                      By: Brian L. Schorr
                                          -------------------------------------
                                          Name:  Brian L. Schorr
                                          Title: Executive Vice President and
                                                 General Counsel


                                          Nelson Peltz
                                          -------------------------------------
                                          Nelson Peltz


                                          Peter W. May
                                          -------------------------------------
                                          Peter W. May


                                          Neale M. Albert
                                          -------------------------------------
                                          Neale M. Albert


                                          DWG ACQUISITION GROUP, L.P.


                                          By: Nelson Peltz
                                              ---------------------------------
                                              Nelson Peltz
                                              General Partner


                                          By: Peter W. May
                                              ---------------------------------
                                              Peter W. May
                                              General Partner


                                   SCHEDULE I
                        DIRECTORS AND EXECUTIVE OFFICERS
                             TRIARC COMPANIES, INC.

     Set forth below are the names, citizenship, addresses and, to the best knowledge of the Reporting Persons, the beneficial ownership in the securities of the Company of each of the directors and executive officers of Triarc, other than Messrs. Peltz and May who are also Reporting Persons. (1)


Name                         Citizenship                Residence or Business      Beneficial Ownership
                                                        Address

Hugh L. Carey                USA                        200 Park Avenue
                                                        New York, NY 10166                     0

Clive Chajet                 USA                        575 Madison Avenue,
                                                        New York, NY  10022                    0

Joseph A. Levato             USA                        280 Park Avenue
                                                        New York, NY  10017                    0

David E. Schwab II           USA                        1133 Avenue of the
                                                        Americas                               0
                                                        New York, NY 10036-6799

Raymond S. Troubh            USA                        10 Rockefeller Plaza
                                                        New York, NY  10020                    0

Gerald Tsai, Jr.             USA                        200 Park Avenue
                                                        New York, NY  10166                    0

Edward Garden                USA                        280 Park Avenue
                                                        New York, NY  10017               68,263 (2)

Brian L. Schorr              USA                        280 Park Avenue
                                                        New York, NY  10017               32,343 (3)

Jonathan P. May              USA                        280 Park Avenue
                                                        New York, NY  10017               15,000 (4)

Francis T. McCarron          USA                        280 Park Avenue
                                                        New York, NY  10017                    0

Stuart I. Rosen              USA                        280 Park Avenue
                                                        New York, NY  10017               28,533 (5)

Fred H. Schaefer             USA                        280 Park Avenue
                                                        New York, NY  10017               50,000 (6)

Anne A. Tarbell              USA                        280 Park Avenue
                                                        New York, NY  10017                    0

1) To the best knowledge of the Reporting Persons, except where otherwise noted, each of the directors and executive officers of Triarc listed above (i) funded their purchase of shares of Common Stock reported herein from personal funds; (ii) acquired the shares of Common Stock for investment purposes; (iii) has sole voting and dispositive power over the shares listed on this Schedule I and (iv) has the sole right to receive dividends from, or the proceeds from the sale of the shares listed on this Schedule I.

2) Consists of 68,263 shares of Common Stock.

3) Includes 8,533 shares of Common Stock and 23,810 shares of Common Stock issuable upon conversion of Series A preferred stock.

4) Consists of 15,000 shares of Common Stock. Mr. May is also the beneficiary of the shares held by JM Trust.

5) Includes 8,533 shares of Common Stock and 20,000 shares of Common Stock issuable upon conversion of Series A preferred stock.

6) Consists of 50,000 shares of Common Stock.



                                   SCHEDULE II

                        DIRECTORS AND EXECUTIVE OFFICERS
                          MADISON WEST ASSOCIATES CORP.


     Set forth  below are the names,  citizenship,  addresses  and,  to the best knowledge of the Reporting Persons,  the beneficial  ownership in the securities of the Company of each of the directors and executive  officers of Madison West.
(1)


Name                         Citizenship                Residence or Business      Beneficial Ownership
                                                        Address

Francis T. McCarron          USA                        280 Park Avenue
                                                        New York, NY  10017                    0

Brian L. Schorr              USA                        280 Park Avenue
                                                        New York, NY  10017               32,343 (2)

Stuart I. Rosen              USA                        280 Park Avenue
                                                        New York, NY  10017               28,533 (2)

Fred H. Schaefer             USA                        280 Park Avenue
                                                        New York, NY  10017               50,000 (2)

Anne A. Tarbell              USA                        280 Park Avenue
                                                        New York, NY  10017                    0

1) To the best knowledge of the Reporting Persons, except where otherwise noted, each of the directors and executive officers of Madison West listed above (i) funded their purchase of shares of Common Stock reported herein from personal funds; (ii) acquired the shares of Common Stock for investment purposes; and (iii) has sole voting and dispositive power over the shares listed on this Schedule II.

2)  See Schedule I.




                                                          Exhibit 13


                           ENCORE CAPITAL GROUP, INC.

                               5,000,000 Shares1

                                  Common Stock

                             Underwriting Agreement

                                                         September 25, 2003

Jefferies & Company, Inc.
Brean Murray & Co., Inc.
Roth Capital Partners, LLC
c/o Jefferies & Company, Inc.
520 Madison Avenue, 12th Floor
New York, New York 10022

Dear Sirs:

     Encore Capital Group, Inc., a Delaware corporation (the "Company"), proposes to issue and sell to the underwriters named in Schedule I hereto (the "Underwriters"), and the stockholders of the Company listed on Schedule II hereto (the "Selling Stockholders") propose to sell to the Underwriters an aggregate of 5,000,000 shares (the "Firm Shares") of the Company's common stock, par value $.01 per share (the "Common Stock"), of which 3,000,000 shares are to be sold by the Company (the "Company Shares") and 2,000,000 shares are to be sold by the Selling Stockholders (the "Selling Stockholders Firm Shares"). The Selling Stockholders have also agreed to sell up to an aggregate of 750,000 shares of Common Stock (the "Additional Shares") to cover over-allotments, if any. The Firm Shares and the Additional Shares are hereinafter collectively referred to as the "Shares."

     You have advised us that, subject to the terms and conditions herein contained, you desire to purchase the Firm Shares and that you propose to make a public offering of the Firm Shares as soon as you deem advisable after the Registration Statement referred to below becomes effective.

     The terms that follow, when used in this Agreement, shall have the meanings indicated. "Preliminary Prospectus" shall mean each prospectus subject to completion included in the Company's Registration Statement on Form S-1 referred to in Section 1(a)(i) below and includes each preliminary prospectus relating to the Shares which has heretofore been furnished to the Underwriters and dealers for distribution and use. "Registration Statement" shall mean the registration statement referred to in Section 1(a)(i) below, including all exhibits, as amended at the Representation Date (as defined in Section 1(a) hereof) (or, if not effective at the Representation Date, in the form in which it shall become effective), all financial statements and schedules thereto and, if any post-effective amendment thereto becomes effective prior to any Closing Date (as defined in Section 3 hereof), shall also mean such registration statement as so amended. The term "Registration Statement" shall include Rule 430A Information (as defined herein) deemed to be included therein on the date the registration statement becomes effective (the "Effective Date") as provided by Rule 430A (as defined below) and also any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the "Act"). "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and "Exchange Act Rules and Regulations" shall mean the rules and regulations of the Securities and Exchange Commission (the "Commission") thereunder. "Prospectus" shall mean the prospectus first filed with the Commission pursuant to Rule 424(b) under the Act, and the prospectus included in the Registration Statement at the time it becomes effective. "Rule 158," "Rule 424," "Rule 434" and "Rule 430A" refer to such rules under the Act (the rules and regulations under the Act, the "Act Regulations"), and "Rule 430A Information" means information with respect to the Shares and the offering thereof permitted to be omitted from the Registration Statement when it becomes effective pursuant to Rule 430A. For purposes of the representations and warranties contained herein, to the extent reference is made to the Prospectus and at the relevant time the Prospectus is not yet in existence, such reference shall be deemed to be to the most recent Preliminary Prospectus. For purposes of this Agreement, all references to the Registration Statement, Prospectus or Preliminary Prospectus or to any amendment or supplement to any of the foregoing shall be deemed to include the copy filed with the Commission pursuant to its Electronic Data Gathering Analysis and Retrieval system ("EDGAR").

    1. Representations and Warranties of the Company.

(a) The Company represents and warrants to, and agrees with, each of the Underwriters and each of the Selling Stockholders as of the date hereof (such date being referred to as the "Representation Date"), as follows:

     (i) The Company has satisfied the conditions for use of Form S-1 under the Act, as set forth in the general instructions thereto, and has filed with the Commission a registration statement (Registration No. 333-108423) on such form, including a Preliminary Prospectus, for the registration under the Act of the offering and sale of the Shares (the "Offering"). The Company has filed one or more amendments thereto, each of which has previously been furnished to the Underwriters. After the execution of this Agreement, the Company will file with the Commission either (A) prior to effectiveness of such registration statement, a further amendment to such registration statement (including a form of prospectus), a copy of which amendment has been furnished to and approved by the Underwriters prior to the execution of this Agreement, or (B) after effectiveness of such registration statement, a prospectus in the form most recently included in an amendment to such registration statement (or, if no amendment shall have been filed, in such registration statement) in accordance with Rules 430A and 424(b) of the Act Regulations and as have been provided to and approved by the Underwriters prior to execution of this Agreement. No document has been or will be prepared or distributed in reliance on Rule 434.

     (ii) Neither the Commission nor any "blue sky" or securities authority of any jurisdiction in which the Shares have been offered has issued any order preventing or suspending the use of any Preliminary Prospectus, the Prospectus or any amendment or supplement thereto. On the Effective Date, the Registration Statement did or will, and when the Prospectus is first filed (if required) in accordance with Rule 424(b) and on each Closing Date, the Prospectus will, comply with the applicable requirements of the Act and the Act Regulations; on the Effective Date, the Registration Statement did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; on the Effective Date if not filed pursuant to Rule 424(b), and on the date of any filing pursuant to Rule 424(b) and each Closing Date, the Prospectus did not and will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, and each Preliminary Prospectus and the Prospectus delivered to the Underwriters for use in connection with the Offering will, at the time of such delivery, be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T under the Act. Notwithstanding anything to the contrary in this Agreement, the Company makes no representations or warranties as to the information contained in or omitted from the Registration Statement, any Preliminary Prospectus or the Prospectus in accordance with information provided in writing to the Company by or on behalf of the Underwriters expressly for use in any Preliminary Prospectus, the Registration Statement or the Prospectus, and the Company agrees that the only information provided in writing by or on behalf of Underwriters to the Company expressly for use in any Preliminary Prospectus, the Registration Statement or the Prospectus is (1) that information contained in the fourth paragraph under the caption "Underwriting", (2) that information contained in the twelfth paragraph under the caption "Underwriting", (3) the fifteenth paragraph under the caption "Underwriting" and (4) that information on the cover page of the Prospectus stating that the Underwriters expect to deliver the Shares to purchasers on or about October 1, 2003 (collectively, the "Underwriters' Information"). In addition, notwithstanding anything to the contrary in this Agreement, the Company makes no representations or warranties to the Selling Stockholders as to the information contained in or omitted from the Registration Statement, any Preliminary Prospectus or the Prospectus in reliance upon and in conformity with information provided in writing to the Company by or on behalf of the Selling Stockholders expressly for use therein (collectively, the "Selling Stockholder Information").

     (iii) Each document filed with, or furnished to, the Commission by the Company since January 1, 2001, when it became effective, or was filed with, or furnished to, the Commission, as the case may be, conformed in all material respects to the requirements of the Act or the Exchange Act, as applicable, and the Exchange Act Rules and Regulations, and none of such documents contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

     (iv) The Company has been duly organized and is validly existing and in good standing under the laws of the State of Delaware, with all requisite power (corporate and other) and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement and the Prospectus, and is duly qualified to conduct its business and is in good standing in each jurisdiction or place where the nature or location of its properties (owned, leased or managed) or the conduct of its business requires such qualification, except where the failure so to qualify would not, individually or in the aggregate, have an adverse effect on the condition (financial or other), business, properties, assets, rights, operations or results of operations of the Company or any of the Subsidiaries (as hereinafter defined) that is or would be, material to the Company and the Subsidiaries, taken as a whole, whether or not occurring in the ordinary course of business (a "Material Adverse Effect").

     (v) The only subsidiaries of the Company that are significant subsidiaries within the meaning of Rule 405 under the Act and Rule 1-02(w) of Regulation S-X (individually, a "Subsidiary" and collectively, the "Subsidiaries") are listed in Schedule 1(a)(v) to this Agreement. Each of the Subsidiaries is a corporation duly organized, validly existing and in good standing in the jurisdiction of its incorporation with all requisite power (corporate or other) and authority to own, lease, manage and operate its properties and to conduct its business as described in the Registration Statement and the Prospectus, and is duly qualified to conduct its business and is in good standing in each jurisdiction or place where the nature or location of its properties (owned, leased or managed) or the conduct of its business requires such qualification, except where the failure to so qualify would not, individually or in the aggregate, have a Material Adverse Effect.

     (vi) Each of the Company and each Subsidiary possesses all authorizations, approvals, orders, licenses, certificates, franchises and permits of and from, and has made all declarations and filings with, all regulatory or governmental officials, bodies and tribunals ("Permits") that are material to the ownership, leasing, management or operation of their respective properties and to the conduct of the business of the Company and its Subsidiaries as described in the Registration Statement and the Prospectus, except where the failure to have obtained or made the same would not have a Material Adverse Effect. None of the Company or any of the Subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Permits where the failure to be so licensed or approved or the Company's becoming subject to an unfavorable decision, ruling or finding, would have a Material Adverse Effect. Except as described in the Registration Statement and Prospectus, each of the Company and each Subsidiary has fulfilled and performed all its current material obligations with respect to such Permits and no event has occurred that allows, or after notice or lapse of time, or both, would allow, revocation or termination thereof or result in any other material impairment of the rights of the holder of any such Permit, except where such non-fulfillment, failure to perform, revocation, termination or impairment would not result in a Material Adverse Effect. The Company and each of the Subsidiaries are, in all material respects, in compliance with all federal, state, local and foreign laws, rules, regulations, orders and consents of any governmental agency or body or court and, to the knowledge of the Company, except as set forth in the Registration Statement and Prospectus, no prospective change in any such federal, state, local or foreign laws, rules, regulations, orders or consents has been adopted or is proposed which, when made effective, would have a Material Adverse Effect. The property and business of the Company and the Subsidiaries conform in all material respects to the descriptions thereof contained in the Registration Statement and the Prospectus.

     (vii) All of the Company's issued and outstanding capital stock has been duly authorized, validly issued and is fully paid and nonassessable, and the Company's outstanding classes of capital stock, including, without limitation, the Common Stock, and the capitalization (authorized and outstanding) of the Company conform in all material respects to the descriptions thereof and the statements made with respect thereto in the Registration Statement and the Prospectus as of the date set forth therein under the captions "Capitalization" and "Description of Capital Stock." None of the issued and outstanding shares of the Company's capital stock including, without limitation, the Common Stock, have been issued in violation of any preemptive or other rights to subscribe for or purchase shares of capital stock of the Company. Except as set forth in the Registration Statement and the Prospectus, there are no outstanding securities convertible into or exchangeable for, and no outstanding options, warrants or other rights to purchase, any shares of the capital stock of the Company, nor any agreements or commitments to issue any of the same, and there are no preemptive or other rights to subscribe for or to purchase, and no restrictions upon the voting or transfer of, any capital stock of the Company pursuant to the Company's certificate of incorporation or bylaws or any agreement or other instrument to which the Company is a party. All offers and sales of the Company's capital stock prior to the date hereof were at all relevant times duly registered or exempt from the registration requirements of the Act, and were duly registered or the subject of an available exemption from the registration requirements of the applicable state securities or blue sky laws. The form of certificates for the Shares complies with the corporate laws of the State of Delaware.

     (viii) All the outstanding shares of capital stock or other equity interests of each Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable, and all outstanding shares of capital stock and other equity interests of such Subsidiaries are owned of record and beneficially by the Company, either directly or through one of the other Subsidiaries, free and clear of any security interests, liens, encumbrances, equities or other claims. Except as set forth in the Registration Statement and the Prospectus, there are no outstanding rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any shares of capital stock or other equity interest in any Subsidiary.

     (ix) Each of the Company and each Subsidiary has good and marketable title to, and possesses, each property (whether real or personal), right, interest or estate constituting the properties and assets described in the Registration Statement and the Prospectus as owned by it or reflected in the Financial Statements (as defined below), free and clear of all liens, charges, security interests, pledges, encumbrances and restrictions and other claims, except such as are described in the Registration Statement and the Prospectus or such as would not have a Material Adverse Effect. Each of the Company and each Subsidiary has valid, subsisting and enforceable leases for the properties described in the Registration Statement and the Prospectus as leased by it with only such exceptions as are described in the Registration Statement and the Prospectus or that in the aggregate would not have a Material Adverse Effect.

     (x) No Subsidiary is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution with respect to such Subsidiary's capital stock or other equity interests to the Company or a Subsidiary, as the case may be, from repaying to the Company or a Subsidiary any loans or advances to such Subsidiary from the Company or a Subsidiary or from transferring any of such Subsidiary's property or assets to the Company or any Subsidiary, except as described in the Registration Statement and the Prospectus.

     (xi) The Company has all corporate power, authority, authorizations, approvals, orders, licenses, certificates and permits to enter into this Agreement and to carry out the provisions and conditions hereof, including, but not limited to, the issuance and delivery of the Shares to the Underwriters as provided herein. This Agreement has been duly and validly authorized by the Company and duly executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company.

     (xii) The Company and each Subsidiary owns, or possesses adequate rights to use, all patents, patent rights, licenses, inventions, trademarks, service marks, trade names, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information or procedures) and other rights necessary for the conduct of its business as described in the Registration Statement and the Prospectus, and except as described in the Registration Statement and the Prospectus, none of the Company or any of the Subsidiaries has received a notice, or knows of any basis, of any infringement or other conflict with the asserted rights of others in any such respect that could reasonably be expected to have a Material Adverse Effect.

     (xiii) The Shares (A) to be issued and sold by the Company have been duly and validly authorized for issuance by the Company and the Company has the corporate power and authority to issue, sell and deliver the Company Shares to the Underwriters and (B) to be sold by such Selling Stockholders to the Underwriters have been duly authorized and are, or upon the exercise of options or warrants or conversion of shares of preferred stock will be, validly issued, fully paid and non-assessable; and when the Company Shares are issued and delivered and when such Selling Stockholders Firm Shares and the Additional Shares are delivered against payment therefor as provided by this Agreement, the Firm Shares and Additional Shares will be validly issued, fully paid and nonassessable, and the issuance of such Firm Shares will not be subject to any preemptive or similar rights. All corporate action required to be taken by the stockholders or the Board of Directors of the Company for the authorization, issuance and sale of the Company Shares has been duly and validly taken. The Company Shares, Selling Stockholders Firm Shares and Additional Shares conform in all material respects to the description of the Common Stock set forth in the Registration Statement and the Prospectus under the caption "Description of Capital Stock."

     (xiv) To the Company's knowledge, each of BDO Seidman, LLP and Ernst & Young LLP, whose reports are included in the Registration Statement and who has certified certain of the Financial Statements, are independent certified public accountants with respect to the Company and the Subsidiaries, under the meaning of and as required by the Act and the Act Regulations. To the Company's knowledge, BDO Seidman, LLP is not in violation of the auditor independence requirements of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") with respect to the Company.

     (xv) The consolidated financial statements and related schedules and notes included in the Registration Statement and the Prospectus (the "Financial Statements") present fairly the financial position of the Company and its subsidiaries, on the basis stated in the Registration Statement, as of the respective dates thereof, and the results of operations and cash flows of the Company and its subsidiaries, for the respective periods covered thereby, all in conformity with generally accepted accounting principles applied on a consistent basis throughout the entire period involved, except as otherwise disclosed in the Registration Statement and the Prospectus and all adjustments necessary for a fair presentation of results for such periods have been made. The summary consolidated financial data and the selected consolidated financial information and the quarterly consolidated financial data included under the captions "Summary Consolidated Financial Data," and "Selected Financial Data," respectively, in the Prospectus present fairly the information shown therein and have been compiled on a basis consistent with that of the audited consolidated financial statements of the Company included therein. No other financial statements, schedules or data of the Company and its Subsidiaries are required by the Act or the Act Regulations to be included or incorporated by reference in the Registration Statement or Prospectus.

     (xvi) The Company and each Subsidiary maintains a system of internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management's general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (C) access to assets is permitted only in accordance with management's general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

     (xvii) The Company and each Subsidiary maintains insurance issued by insurers of nationally recognized financial responsibility and covering its properties, operations, personnel and businesses. Such insurance insures against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and its Subsidiaries are engaged. None of the Company or any Subsidiary has been refused any insurance coverage sought or applied for; and none of the Company or any Subsidiary has reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers, as may be necessary to continue its business at a cost that could not reasonably be expected to have a Material Adverse Effect. All such insurance is outstanding and duly in force on the date hereof.

     (xviii) Except as set forth in the Registration Statement and the Prospectus, the Company and the Subsidiaries are in compliance in all material respects with all federal, state, local or foreign laws or regulations relating to pollution or protection of human health and safety, the environment or toxic substances or wastes, pollutants or contaminants ("Environmental Laws"). Except as set forth in the Registration Statement and the Prospectus, none of the Company or any of the Subsidiaries has authorized, conducted or has knowledge of the generation, transportation, storage, use, treatment, disposal or release of any hazardous substance, hazardous waste, hazardous material, hazardous constituent, toxic substance, pollutant, contaminant, petroleum product, natural gas, liquefied gas or synthetic gas, defined or regulated under any Environmental Law on, in or under any property in violation of any applicable law, other than such that would not have a Material Adverse Effect. Except as set forth in the Registration Statement and the Prospectus, there is no pending or, to the Company's knowledge, threatened claim, action, litigation or any administrative agency proceeding involving the Company or any of the Subsidiaries or their respective properties, nor has the Company or any of the Subsidiaries received any written notice, or any oral notice to any executive officer of the Company or any other employee responsible for receipt of any such notice, from any governmental entity or third party, that (A) alleges a violation of any Environmental Laws by the Company or any of the Subsidiaries or any person or entity whose liability for a violation of an Environmental Law the Company or any Subsidiary has retained or assumed either contractually or by operation of law; (B) alleges the Company or any of the Subsidiaries is a liable party under the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. ss. 9601 et seq., or any state superfund law; (C) alleges possible contamination of the environment by the Company or any of the Subsidiaries; or (D) alleges possible contamination of any of the Company's or the Subsidiaries' properties.

     (xix) Each of the Company and each Subsidiary (A) is in compliance, in all material respects, with any and all applicable foreign, federal, state and local laws, rules, regulations, treaties, statutes and codes promulgated by any and all governmental authorities (including pursuant to the Occupational Health and Safety Act) relating to the protection of human health and safety in the workplace ("Occupational Laws"); (B) has received all material permits, licenses or other approvals required of it under applicable Occupational Laws to conduct its business as currently conducted; and (C) is in compliance, in all material respects, with all terms and conditions of such permit, license or approval, and the Company does not have knowledge of any facts, circumstances or developments relating to its operations or cost accounting practices that could reasonably be expected to form the basis for or give rise to such actions, suits, investigations or proceedings. No action, proceeding, revocation proceeding, writ, injunction or claim is pending or, to the Company's knowledge, threatened against the Company or any Subsidiary relating to Occupational Laws.

     (xx) There is (A) no material unfair labor practice complaint pending against the Company or any of its Subsidiaries or, to the Company's knowledge, threatened against it or any of its Subsidiaries before the National Labor Relations Board or any state or local labor relations board, and no material grievance or arbitration proceeding arising out of or under any collective bargaining agreement is so pending against the Company or any of its
Subsidiaries or, to its knowledge, threatened against it or any of its Subsidiaries, (B) no labor dispute in which the Company or any of its Subsidiaries is involved nor is any labor dispute imminent, other than routine disciplinary and grievance matters, and (C) no union representation question existing with respect to the employees of the Company or any of its Subsidiaries and no union organizing activities are taking place. Neither the Company nor any of its Subsidiaries has received any written notice that (i) any executive, key employee or significant group of employees of the Company or any of its Subsidiaries plans to terminate employment with the Company or any of its Subsidiaries or (ii) any such executive or key employee is subject to any noncompete, nondisclosure, confidentiality, employment, consulting or similar agreement that would be violated by the present or proposed business activities of the Company or any of its Subsidiaries.

     (xxi) Each of the Company and each Subsidiary (A) is in compliance, in all material respects, with any and all applicable foreign, federal, state and local laws, rules, regulations, treaties, statutes and codes promulgated by any and all governmental authorities relating to debt collection and financial organizations, including without limitation, any applicable provisions of the Fair Debt Collections Practices Act, the Truth-In-Lending Act, the Fair Credit Billing Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Electronic Funds Transfer Act, the U.S. Bankruptcy Code, the
Gramm-Leach-Bliley   Act,  and  comparable   state   statutes,   guidelines  and
procedures.

     (xxii) Neither the Company nor any of the Subsidiaries is in violation of its respective charter or bylaws or other organizational documents. Neither the Company nor any Subsidiary is, nor with the passage of time or the giving of notice or both would be, in violation of any federal, state, local or foreign law, statute, ordinance, administrative or governmental rule, regulation or code applicable to the Company or any of the Subsidiaries, including, without limitation, the Federal Acquisitions Regulations and supplements and the Truth in Negotiations Act, or of any judgment, order or decree of any court or governmental agency or body or of any arbitrator having jurisdiction over the Company or any of the Subsidiaries, or in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any mortgage, loan agreement, note, bond, debenture, credit agreement or any other evidence of indebtedness or in any agreement, contract, indenture, lease, deed of trust or other instrument to which the Company or any of the Subsidiaries is a party or by which the Company or any of the Subsidiaries is bound, or to which any of the property or assets of the Company or any of the Subsidiaries is subject, other than (i) as described in the Registration Statement and the Prospectus, or (ii) any violation of, or default with respect to, any of the foregoing that would not have a Material Adverse Effect.

     (xxiii) There is no legal or governmental action, suit, investigation or proceeding before or by any court, arbitrator or governmental agency or body pending or, to the Company's knowledge, threatened, against the Company or any of the Subsidiaries, or to which any of their respective properties, officers or personnel is subject, nor does the Company have knowledge of any facts, circumstances or developments relating to its or its Subsidiaries' operations or cost accounting practices that could reasonably be expected to form the basis for or give rise to such actions, suits, investigations or proceedings (A) that are required to be described in the Registration Statement or the Prospectus but are not described as required, (B) except as disclosed in the Prospectus that, if adversely determined, could reasonably be expected to have a Material Adverse Effect, (C) that could prevent or adversely affect the transactions contemplated by this Agreement or (D) that could result in the suspension of the effectiveness of the Registration Statement and/or prevent or suspend the use of the Preliminary Prospectus or Prospectus in any jurisdiction. The Company is not a party to or subject to the provisions of any injunction, judgment, decree or order of any court, regulatory body or other governmental agency or body, other than (x) as described in the Registration Statement or Prospectus or (y) any judgment that would not be material to the Company. To the Company's knowledge, neither the Company nor any of its Subsidiaries nor any of their respective directors or officers has been subject to any investigations or proceedings by the Commission.

     (xxiv) Subsequent to the respective dates as of which information is given in the Registration Statement and the Prospectus, except as otherwise stated therein, (A) none of the Company or any of the Subsidiaries (1) has issued or granted any securities or interests or rights to acquire capital stock other than in connection with the exercise or conversion of any outstanding options, preferred stock or warrants which are reflected in the Registration Statement and the Prospectus, (2) incurred any material liability or obligation, direct, indirect or contingent, other than liabilities and contingencies which were incurred in the ordinary course of business, (3) entered into any transaction, not in the ordinary course of business, that is material to the Company and the Subsidiaries taken as a whole, (4) entered into any transaction with an affiliate of the Company (as the term "affiliate" is defined in Rule 405 promulgated by the Commission pursuant to the Act), which would otherwise be required to be disclosed in the Registration Statement and the Prospectus or (5) declared or paid any dividend on its capital stock or made any other distribution to its equity holders, (B) there has not been any material change in the capital stock or other equity interests, or material increase in the short-term debt or long-term debt, of the Company or any of the Subsidiaries and
(C) there has been no change or development with respect to the condition (financial or otherwise), business, properties, assets, rights, operations, management, net worth or results of operations of the Company or any of the Subsidiaries that could reasonably be expected to have a Material Adverse Effect.

     (xxv) Neither the execution, delivery or performance of this Agreement, the offer, issuance, sale or delivery of the Shares, nor the consummation of the other transactions contemplated hereby and by the Registration Statement and the Prospectus (A) requires the consent, approval, authorization or order of or provision by the Company to any court or governmental agency or body applicable to the Company or any Subsidiary, except such as have been obtained under the Act and such as may be required under the blue sky laws of any jurisdiction in connection with the purchase and distribution of the Shares by the Underwriters or such as may be required by the National Association of Securities Dealers, Inc. (the "NASD") and such other approvals as have been obtained, (B) will conflict with, result in a breach or violation of, or constitute a default under the terms of any agreement, contract, indenture, loan agreement, note, lease, deed of trust or other instrument to which the Company or any of the Subsidiaries is a party or by which any of them or any of their respective properties may be bound, (C) will conflict with or violate any provision of the charter, bylaws or other organizational documents of the Company or any Subsidiary, (D) will result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of the Subsidiaries or an acceleration of indebtedness pursuant to the terms of any agreement or instrument to which any of them is a party or by which any of them may be bound or to which any of the property or assets of any of them is subject, or (E) will conflict with or violate any federal, state, local or foreign law, statute or regulation, or any judgment, order, consent, decree or memorandum of understanding applicable to the Company or any Subsidiary of any court, regulatory body, administrative agency, governmental body or arbitrator having jurisdiction over the Company or any of the Subsidiaries or their respective properties.

     (xxvi) The Company has not distributed and, prior to the later to occur of the Closing Date or completion of the distribution of the Shares, will not distribute without the prior consent of Jefferies & Company, Inc. ("Jefferies") any offering material in connection with the Offering other than the Registration Statement, any Preliminary Prospectus, the Prospectus or other materials, if any, permitted by the Act and the Act Regulations and the use of which has been approved in advance by Jefferies.

     (xxvii) None of the Company or any Subsidiary nor, to the Company's knowledge, any officer, director, employee or agent of the Company or any Subsidiary has made any payment of funds of the Company or any Subsidiary, or received or retained any funds, in violation of any law, rule or regulation, or which payment, receipt or retention of funds is of a character required to be disclosed in the Registration Statement or the Prospectus.

     (xxviii) The Company (including all predecessors of the Company) and each of the Subsidiaries have filed (or have obtained extensions thereto) all federal, state, local and foreign tax returns that are required to be filed (other than returns with respect to which failure to so file could not be expected to have a Material Adverse Effect), which returns are complete and correct in all material respects, and have paid all taxes shown on such returns and all assessments received by them with respect thereto to the extent that the same have become due, except those taxes that are being contested or protested in good faith by the Company or its Subsidiaries and as to which any reserves required under generally accepted accounting principles have been established; and there is no tax deficiency that has been or, to the knowledge of the Company, could reasonably be expected to be asserted or threatened against the Company or any Subsidiary or any of their respective assets or properties which could reasonably be expected to have a Material Adverse Effect.

     (xxix) Except for the shares of capital stock or other equity interests of each of the Subsidiaries, neither the Company nor any of the Subsidiaries owns any share of stock or any other securities of any corporation or has any equity interest in any firm, partnership, association, limited liability company, joint venture or other entity other than as reflected in the consolidated financial statements included in the Registration Statement and the Prospectus.

     (xxx) No holder of any security of the Company has the right (other than a right which has been waived or complied with) to have any security owned by such holder included in the Registration Statement and, except as described in the Registration Statement and the Prospectus, no holder of any security of the Company has the right to demand registration of any security owned by such holder during the period ending 12 months after the date of the Prospectus.

     (xxxi) Neither the Company nor any Subsidiary or their respective officers, directors, employees or agents on behalf of the Company or any Subsidiary have taken, directly or indirectly, (A) any action designed to cause or to result in, or that has constituted or which might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares, or (B) since the filing of the Registration Statement (1) sold, bid for, purchased or paid anyone any compensation for soliciting purchases of the Shares or (2) paid or agreed to pay any person any compensation for soliciting another to purchase any securities of the Company.

     (xxxii) As of the date of the Prospectus, neither the Company nor any of the Subsidiaries is currently planning any probable acquisitions for which disclosure of pro forma financial information would be required by the Act or the Act Regulations.

     (xxxiii) The Firm Shares and the Additional Shares have been approved for quotation by the Nasdaq National Market upon official notice of issuance.

     (xxxiv) Neither the Company nor any Subsidiary is, and, upon consummation of the Offering contemplated by the Prospectus, the Company will not be, an "investment company" within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission thereunder, and is not subject to registration under such act.

     (xxxv) To the Company's knowledge, no officer, director or beneficial owner of 5% or more of the Common Stock of the Company has any affiliation or association with the NASD or any member thereof.

     (xxxvi) There are no contracts, agreements or other documents which are required to be described in the Prospectus or filed as exhibits to the Registration Statement by the Act or by the Act Regulations which have not been described in the Prospectus or filed as exhibits to the Registration Statement as required by the Act Regulations. The contracts so described or otherwise described in the Prospectus or filed as exhibits to the Registration Statement are in full force and effect on the date hereof, and neither the Company or any Subsidiary nor, to the Company's knowledge, any other party is in material breach of or default under any of such contracts. The Company has not received any written notice of such default or breach. The descriptions of such contracts in the Prospectus and the Registration Statement are true summaries thereof and fairly present, in all material respects, the information purported to be summarized. All such agreements to which the Company or any of its Subsidiaries is a party have been duly authorized, executed and delivered by the Company or a Subsidiary, constitute valid and binding agreements of the Company or a Subsidiary, and are enforceable against the Company or a Subsidiary in accordance with the terms thereof, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally, or by general equitable principles.

     (xxxvii) No relationship, direct or indirect, exists between or among the Company or any Subsidiary on the one hand, and the directors, officers, stockholders, customers or suppliers of the Company or any Subsidiary (or any partner, affiliate or associate of any of the foregoing persons or entities) on the other hand, which is required to be described in the Prospectus which is not so described.

     (xxxviii) The Company is in compliance in all material respects with all presently applicable provisions of the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder ("ERISA"); no "reportable event" (as defined in ERISA) has occurred with respect to any "pension plan" (as defined in ERISA) for which the Company would have any liability; the Company has not incurred and does not expect to incur liability under (i) Title IV of ERISA with respect to termination of, or withdrawal from, any "pension plan" or (ii) Sections 412 or 4971 of the Internal Revenue Code of 1986, as amended, including the regulations and published interpretations thereunder (the "Code"); and each "pension plan" for which the Company would have any liability that is intended to be qualified under Section 401(a) of the Code is so qualified in all material respects and nothing has occurred, whether by action or by failure to act, which would cause the loss of such qualification.

     (xxxix) There are no claims, payments, issuances, arrangements or understandings, whether oral or written, for services in the nature of a finder's, consulting or origination fee with respect to the sale of the Shares hereunder or any other arrangements, agreements, understandings, payments or issuances with respect to the Company or any Subsidiary, or any of their respective officers, directors, stockholders, partners, employees or affiliates on behalf of the Company or any Subsidiary that may affect the Underwriter's compensation, as determined by the NASD, other than as described in the Prospectus.

     (xl) Except as set forth on Schedule 1(a)(xl)(A), the Company has obtained written agreements and delivered such agreements to the Underwriters as of the date hereof ("Lock-Up Agreements") to the effect and in substantially the form attached hereto as Schedule 1(a)(xl)(B) from each of its directors, director nominees, executive officers, each of the stockholders holding over 5% of the Company's outstanding Common Stock, and each of the stockholders listed on
Schedule 1(a)(xl)(C).

     (xli) Other than as contemplated by this Agreement, the Company has not incurred any liability for any finder's or broker's fee or agent's commission in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

     (xlii) There is and has been no failure on the part of the Company or any of the Company's directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including Section 402 related to loans and Sections 302 and 906 related to certifications.

     (xliii) Nothing has come to the attention of the Company that has caused the Company to believe that the statistical and market-related data included in the Registration Statement and the Prospectus is not based on or derived from sources that are reliable and accurate in all material respects.

     (xliv) Any certificate signed by any officer of the Company delivered to the Underwriters or to counsel for the Underwriters pursuant to the terms of this Agreement shall be deemed a representation and warranty by the Company to the Underwriters as to the matters covered thereby.

   2. Representations and Warranties of the Selling Stockholders.

(a) Each Selling Stockholder, severally and not jointly, represents and warrants to, and agrees with, the Company and each Underwriter as of the Representation Date, as follows:

     (i) Such Selling Stockholder is, or upon the exercise of options or warrants or conversion of shares of Series A Cumulative Participating Convertible Preferred Stock of the Company (the "Series A Stock") will be, the lawful owner of the Shares to be sold by such Selling Stockholder pursuant to this Agreement and has (or upon the exercise of options or warrants or conversion of shares of Series A Stock of the Company will have), and on each Closing Date, as applicable, will have, good, valid and clear title to such Shares, free of any and all restrictions on transfer, liens, encumbrances, security interests, equities, claims and other defects whatsoever, except for such restrictions on transfer as do not restrict the sale of the Shares to the Underwriters hereunder.

     (ii) Such Selling Stockholder has, and on each Closing Date, as applicable, will have, full legal right, power and authority, and all authorizations and approvals required by law, to enter into this Agreement and to sell, assign, transfer and deliver the Shares to be sold by such Selling Stockholder in the manner provided herein.

     (iii) This Agreement has been duly executed and delivered by or on behalf of such Selling Stockholder and is a legal, valid and binding agreement of such Selling Stockholder, except as rights to indemnity and contribution hereunder may be limited by federal or state securities laws or public policy underlying such laws, and except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors' rights generally and by equitable principles (whether enforcement is sought by proceedings in equity or at law).

     (iv) Upon delivery of and payment for the Shares to be sold by such Selling Stockholder pursuant to this Agreement, assuming that the several Underwriters shall have purchased the Shares for value in good faith and without notice of any adverse claim (within the meaning of the Uniform Commercial Code as adopted in the State of New York), good, valid and clear title to such Shares will pass to the Underwriters, free and clear of all restrictions on transfer, liens, encumbrances, security interests, equities, claims and defects whatsoever.

     (v) The execution, delivery and performance of this Agreement by such Selling Stockholder, the compliance by such Selling Stockholder with all the provisions hereof and the consummation by such Selling Stockholder of the transactions contemplated hereby will not (A) require such Selling Stockholder to obtain any consent, approval, authorization or other order of, or qualification with, any court or governmental body or agency (except as such may be required under the Act and the Exchange Act or the securities or blue sky laws of the various states or as have been or will be obtained), (B) conflict with or constitute a breach of any of the terms or provisions of, or a default under, any indenture, loan agreement, mortgage, deed of trust, lease, license or other agreement or instrument to which such Selling Stockholder is a party or by which such Selling Stockholder or any property of such Selling Stockholder is bound, except for such as would not adversely affect such Selling Stockholder's ability to perform its obligations hereunder, or (C) to his knowledge, violate or conflict with any applicable federal, state, local or foreign law, statute, rule, regulation or judgment, order or decree of any court or any governmental body or agency having jurisdiction over such Selling Stockholder or any property of such Selling Stockholder.

     (vi) The information in the Registration Statement and Prospectus under the caption "Selling and Principal Stockholders" which specifically relates to such Selling Stockholder does not, and will not on any Closing Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and such Selling Stockholder has agreed to immediately notify the Company, if, at any time during the period when a Prospectus is required by law to be delivered in connection with sales of Common Stock by an Underwriter or a dealer, there is any material change in such information.

     (vii) Such Selling Stockholder has not taken, and will not take, directly or indirectly, any action designed to, or which might reasonably be expected to, cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares pursuant to the distribution contemplated by this Agreement, and, other than as permitted by the Act, such Selling Stockholder has not distributed and will not distribute any prospectus or other offering material in connection with the Offering.

     (viii) Such Selling Stockholder has duly authorized, executed and delivered a Custody Agreement and Irrevocable Power of Attorney ("Custody Agreement"), which Custody Agreement is a legal, valid and binding agreement of such Selling Stockholder, except as rights to indemnity and contribution thereunder may be limited by federal or state securities laws or public policy underlying such laws, and except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors' rights generally and by equitable principles (whether enforcement is sought by proceedings in equity or at law); pursuant to the Custody Agreement, such Selling Stockholder has placed in custody with American Stock Transfer & Trust Company, as Custodian (the "Custodian"), for delivery under this Agreement, certificates or securities entitlements in respect of shares held in "street name" representing the Shares to be sold by such Selling Stockholder, and/or the certificates representing shares of Series A Stock which are convertible into shares of Common Stock to be sold by such Stockholder under this Agreement, and/or an Irrevocable Exercise Notice (as defined in the Custody Agreement) with respect to an option or warrant granting the right to purchase shares of Common Stock to be sold by such Stockholder under this Agreement; and such certificates or Irrevocable Exercise Notice with respect to such option or warrant were duly and properly endorsed in blank for transfer, or were accompanied by all documents duly and properly executed that are necessary to validate the transfer of title thereto, to the Underwriters, free of any legend, restriction on transferability, proxy, lien or claim, whatsoever.

     (ix) If such Selling Stockholder, is a party to that certain Preferred Stock Conversion Agreement dated as of August 29, 2003 (the "Conversion Agreement"), by and among the Company and the parties identified therein, such Selling Stockholder had the power and authority to enter into the Conversion Agreement and had duly authorized, executed and delivered the Conversion Agreement, and such Conversion Agreement is a legal, valid and binding agreement of such Selling Stockholder, except as rights to indemnity and contribution thereunder may be limited by federal or state securities laws or public policy underlying such laws, and except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors' rights generally and by equitable principles (whether enforcement is sought by proceedings in equity or at law).

     (x) Such Selling Stockholder has duly authorized, executed and delivered to the Custodian a Custody Agreement containing an irrevocable power of attorney (a "Power of Attorney") authorizing and directing the Attorneys-in-Fact designated in the Custody Agreement, or any of them, to effect the sale and delivery of the Shares being sold by such Selling Stockholder, to enter into this Agreement and to take all such other action as may be necessary hereunder.

     (xi) Any certificate signed by or on behalf of such Selling Stockholder and delivered to the Underwriters or counsel of the Underwriters on or after the date hereof shall be deemed to be a representation and warranty by such Selling Stockholder to the Underwriters as to the matters covered thereby.

   3.  Sale and Delivery to the Underwriters; Closing.

(a)   Subject  to  the  terms  and   conditions   and  in   reliance   upon  the
representations, warranties, covenants and agreements herein set forth, the Company agrees to sell to each Underwriter, and each Underwriter agrees, severally and not jointly, to purchase from the Company, at a purchase price of $10.34 per share (the "Purchase Price"), that number of Firm Shares which bears the same proportion to the aggregate number of Firm Shares to be issued and sold by the Company as the number of Firm Shares set forth opposite the name of such Underwriter in Schedule I bears to the aggregate number of Firm Shares, subject to adjustment in accordance with Section 10 hereof.

(b) Subject to the terms and conditions and in reliance upon the representations, warranties, covenants and agreements herein set forth, each such Selling Stockholder agrees, severally and not jointly, to sell to the Underwriters, and each Underwriter agrees, severally and not jointly, to purchase from such Selling Stockholder, at the Purchase Price, that number of Firm Shares which bears the same proportion to the aggregate number of Firm Shares to be sold by such Selling Stockholder as the number of Firm Shares set forth opposite the name of such Underwriter in Schedule I bears to the aggregate number of Firm Shares, subject to adjustment in accordance with Section 10 hereof.

(c) Each Selling Stockholder listed on Schedule II as a seller of Additional Shares, grants, severally and not jointly, to the Underwriters an option to purchase all or any part of such Additional Shares at the Purchase Price. Subject to the terms and conditions and in reliance upon the representations, warranties, covenants and agreements herein set forth, Additional Shares may be purchased from such Selling Stockholders, for the accounts of the respective Underwriters in the same proportion that the number of Firm Shares set forth in
Schedule  I hereto  opposite  the name of such  Underwriter  bears to the  total number of Firm Shares. Such option may be exercised only to cover over-allotments in the sale of the Firm Shares by the Underwriters and may be exercised in whole or in part at any time and from time to time within 30 days after the date of this Agreement, in each case upon written or facsimile notice, or verbal or telephonic notice confirmed by written or telegraphic notice, by the Underwriters to such Selling Stockholder no later than 12:00 noon, New York City time, on the business day before the Firm Shares Closing Date (as hereinafter defined) or at least two business days before the Additional Shares Closing Date (as hereinafter defined), as the case may be, setting forth the number of Additional Shares to be purchased and the time and date (if other than the Firm Shares Closing Date) of such purchase.

(d) Payment of the purchase price for, and delivery of, the Firm Shares to be purchased by the Underwriters shall be made at the offices of Jefferies & Company, Inc., 520 Madison Avenue, 12th Floor, New York, New York 10022, or at such other place as shall be agreed upon by the Underwriters and the Company at 10:00 A.M., New York City time, on the third (fourth, if the pricing occurred after 4:30 P.M., New York City time, on any given day) business day after the date of this Agreement, or such other time not later than ten business days after such date as shall be agreed upon by the Underwriters and the Company (such time and date of payment and delivery being herein called the "Firm Shares Closing Date"). Payment shall be made to the Company and such Selling Stockholders by wire transfer and payable in immediately available funds to the order of the Company and such Selling Stockholders against delivery to the Underwriters of the Firm Shares.

(e) Payment of the purchase price for, and delivery of, the Additional Shares to be purchased by the Underwriters shall be made at the offices as set forth above or at such other place as shall be agreed upon by the Underwriters and the Company at the time and on the date (which may be the same as, but in no event shall be earlier than, the Firm Shares Closing Date) specified in the notice referred to in Section 3(c) hereof (such time and date of delivery and payment are called the "Additional Shares Closing Date"). The Firm Shares Closing Date and the Additional Shares Closing Date are called, individually, a "Closing Date" and together, the "Closing Dates." Payment shall be made to such Selling Stockholders by wire transfer and payable in immediately available funds to the order of such Selling Stockholders against delivery to the Underwriters of the applicable Additional Shares.

(f) The Shares shall be in such denominations and registered in such names as the Underwriters may request in writing at least two business days before the Firm Shares Closing Date or, in the case of the Additional Shares, on the day of notice of exercise of the option as described in Section 3(c) hereof. The Shares will be made available for examination and packaging by the Underwriters not later than 1:00 P.M., New York City time, on the last business day prior to the Firm Shares Closing Date (or the Additional Shares Closing Date in the case of the Additional Shares) at such place as is reasonably designated by the Underwriters. If the Underwriters so elect, delivery of the Shares may be made by credit through full FAST transfer to the accounts of The Depository Trust Company designated by the Underwriters.

(g) It is understood that each Underwriter, individually and not as a representative of the other Underwriters, may (but shall not be obligated to) make payment to the Company or any Selling Stockholder, as the case may be, on behalf of any Underwriter or Underwriters for any Shares to be purchased by such Underwriter or Underwriters in connection with the Offering. Any such payment by an Underwriter shall not relieve such Underwriter or Underwriters from any of its or their other obligations hereunder.

  4. Covenants of the Company.

 (a) The Company covenants with each Underwriter as follows:

     (i) The Company will use its reasonable best efforts to cause the Registration Statement, if not effective at the Representation Date, and any amendment thereto, to become effective, as promptly as possible after the filing thereof and agrees to prepare the Prospectus in a form approved by the Underwriters. The Company will not file any amendment to the Registration Statement or amendment or supplement to the Prospectus of which the Underwriters shall not previously have been advised and furnished with a copy or to which the Underwriters shall reasonably object in writing after a reasonable opportunity to review such amendment or supplement. Subject to the foregoing sentences in this clause 4(a)(i), if the Registration Statement has become or becomes effective pursuant to Rule 430A, or filing of the Prospectus or supplement to the Prospectus is otherwise required under Rule 424(b), the Company will cause the Prospectus, properly completed, or such supplement thereto, to be filed with the Commission pursuant to the applicable paragraph of Rule 424(b) within the time period prescribed therein and will provide evidence satisfactory to the Underwriters of such timely filing upon their request. The Company will promptly advise the Underwriters (A) when the Registration Statement, if not effective at the Representation Date, and any amendment thereto, shall have become effective,
(B) when the Prospectus, and any supplement thereto, shall have been filed (if required) with the Commission pursuant to Rule 424(b), (C) when any amendment to the Registration Statement shall have been filed or become effective, (D) of receipt of any comments from the Commission or any request by the Commission for any amendment of or supplement to the Registration Statement or any Prospectus or for any additional information, (E) of the receipt by the Company of any notification of, or if the Company otherwise has knowledge of, the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the institution or threatening of any proceeding for that purpose, (F) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose and (G) when, prior to termination of the Offering of the Shares, any document shall have been filed by the Company under the Act or the Exchange Act or under the rules and regulations promulgated thereunder. The Company will use its best efforts to prevent the issuance of any such stop order and, if issued, to obtain as soon as possible the lifting thereof.

     (ii) If, at any time when a prospectus relating to the Shares is required to be delivered under the Act or the Act Regulations in connection with the Offering of the Shares, any event occurs as a result of which the Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading, or if it shall be necessary to amend the Registration Statement or amend or supplement the Prospectus to comply with the Act or the Act Regulations, the Company promptly will prepare and file with the Commission, at the Company's expense, an amendment or supplement which will correct such statement or omission or effect such compliance and will use its reasonable best efforts to cause the same to become effective as soon as possible; and, in case any Underwriter is required to deliver a prospectus after such time, the Company upon request, but at the expense of such Underwriter, will promptly prepare such amendment or amendments to the Registration Statement and such Prospectus or Prospectuses as may be necessary to permit compliance with the requirements of the Act and the Act Regulations. Neither your consent to, nor your delivery of, any such amendment or supplement shall constitute a waiver of any of the conditions set forth in Section 7.

     (iii) During such period when a prospectus is required by law to be delivered in connection with sales by an Underwriter or dealer, the Company, at its expense, will furnish to each Underwriter or mail to its order copies of the Registration Statement, the Prospectus, the Preliminary Prospectus and all amendments and supplements to any such documents in each case as soon as available and in such quantities as such Underwriter may reasonably request, for the purposes contemplated by the Act.

     (iv) The Company consents to the use of the Prospectus in accordance with the provisions of the Act and with the securities or blue sky laws of the jurisdictions in which the Shares are offered by the Underwriters and by all dealers to whom Shares may be sold, both in connection with the Offering and for such period of time thereafter as the Prospectus is required by the Act to be delivered in connection with the sales by any Underwriter or dealer. The Company will comply with all requirements imposed upon it by the Act as the same may be amended so far as necessary to permit the continuance of sales of or dealing in the Shares in accordance with the provisions hereof and the Prospectus.

     (v) As soon as practicable, the Company will make generally available to its security holders and to the Underwriters a consolidated earnings statement or statements of the Company and the Subsidiaries covering a twelve-month period beginning with the first full calendar quarter following the Effective Date which will satisfy the provisions of Section 11(a) of the Act and Rule 158 thereunder (it being understood that such delivery requirements shall be deemed met by the Company's compliance with the Company's reporting requirements pursuant to the Exchange Act and the Exchange Rules and Regulations).

     (vi) The Company will (A) on or before the Closing Date, deliver to the Underwriters manually signed copies of the Registration Statement as originally filed and of each amendment thereto filed prior to the time the Registration Statement becomes effective and, promptly upon the filing thereof, manually signed copies of each post-effective amendment, if any, to the Registration Statement (together with, in each case, all exhibits thereto unless previously furnished to you) and will also deliver to you, for distribution to the Underwriters, a sufficient number of additional conformed copies of each of the foregoing (but without exhibits) so that one copy of each may be distributed to each Underwriter, (B) as promptly as possible deliver to you and send to the several Underwriters, at such office or offices as you may designate, as many copies of the Preliminary Prospectus and Prospectus as you may reasonably request and (C) thereafter from time to time during the period in which a prospectus is required by law to be delivered by an Underwriter or dealer, likewise send to the Underwriters as many additional copies of the Prospectus and as many copies of any supplement to the Prospectus and of any amended Prospectus, filed by the Company with the Commission, as you may reasonably request for the purposes contemplated by the Act.

     (vii) The Company will apply the net proceeds from the Offering, and the sale of the Shares to be sold by the Company, in accordance with the description set forth in the "Use of Proceeds" section of the Prospectus.

     (ix) The Company will cooperate with the Underwriters and their counsel in connection with endeavoring to obtain and maintain the qualification or registration, or exemption from qualification, of the Shares for offer and sale under the applicable securities laws of such states of the United States and other jurisdictions as the Underwriters may designate; provided, that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action which would subject it to taxation or general service of process in any jurisdiction where it is not now so subject.

     (x) The Company will not, and will not permit any Subsidiary to, at any time, directly or indirectly (A) take any action designed to cause or result in, or that has constituted or which might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Shares or (B) (1) sell, bid for, purchase or pay anyone any compensation for soliciting purchases of the Shares or (2) pay or agree to pay any person any compensation for soliciting another to purchase any other securities of the Company.

     (xi) The Company will comply with all the provisions of any undertakings contained in the Registration Statement.

     (xii) The Company will not for a period of 90 days following the date of the Prospectus, without the prior written consent of Jefferies, (A) directly or indirectly, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend, pledge, hypothecate or otherwise dispose of or transfer or enter into any transaction which is designed, or might reasonably be expected, to result in the disposition of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for or repayable with shares of capital stock of the Company (other than (1) the Shares, (2) shares of capital stock of the Company or securities convertible into or exercisable or exchangeable for shares of capital stock of the Company which are issued, sold or awarded pursuant to the Company's 1999 Equity
Participation  Plan  as  contemplated  by  and  described  in  the  Registration
Statement and Prospectus; provided, however, that any such shares of capital stock or other securities issued, sold or awarded under the Company's 1999 Equity Participation Plan shall not vest or become exercisable prior to the 90th day following the date of the Prospectus (unless otherwise subject to a Lockup Agreement for such period) or (3) pursuant to currently outstanding options, warrants or rights (which are described in the Registration Statement and Prospectus), or enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of such capital stock of the Company or securities convertible into or exercisable or exchangeable for shares of capital stock of the Company whether any such transaction is to be settled by delivery of capital stock, or other securities, in cash or otherwise or (B) file (or participate in the filing of) a registration statement with the Commission in respect of any shares of capital stock of the Company or securities convertible into or exercisable or exchangeable for such capital stock (except for a registration statement on Form S-8) or (C) publicly announce any intention to effect any transaction described in clause (A) or clause (B) during the 90 days following the date of the Prospectus, other than the transactions that are specifically permitted by clause (A) and clause (B). In addition, during the 90 days following the date of the Prospectus, the Company will not (x) release any executive officer, director or security holder of the Company from their obligations under any similar agreement with the Company not to sell, transfer or dispose of securities of the Company for the 90-day period following the date of the Prospectus and (y) waive compliance with any prohibitions on trading which may be in effect during such 90-day period under the Company's trading policy as previously provided to the Underwriters and in effect on the date hereof.

     (xiii) The Company shall cause the Shares to be quoted on the Nasdaq National Market and shall use its reasonable best efforts to maintain such trading while the Shares are outstanding for a period of 365 days following the Firm Shares Closing Date; provided, however, that during the 365-day period, the Company may apply to list the securities on a national securities exchange in lieu of being included for quotation on the Nasdaq National Market.

     (xiv) The Company has not taken and will not take, directly or indirectly, any action designed to or which might reasonably be expected to cause or result in, or which has constituted, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares, and has not effected any sales of Common Stock which are required to be disclosed in response to Item 701 of Regulation S-K under the Act which have not been so disclosed in the Registration Statement.

(b) The Company agrees to use its reasonable best efforts to appoint such number of additional independent directors as may be necessary for the Company to remain in compliance with applicable SEC rules and regulations and the Nasdaq National Market listing standards.

  5.  Covenants of the Selling Stockholders.

(a) Each Selling Stockholder covenants with each Underwriter as follows:

     (i) Such Selling Stockholder will advise the Underwriters promptly upon such Selling Stockholder obtaining actual knowledge of any event during any period in which a prospectus relating to the Shares is required to be delivered under the Act which, in the judgment of such Selling Stockholder, would require the making of any change in the Selling Stockholder Information relating to such Selling Stockholder so that the Prospectus would not include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading.

     (ii) Such Selling Stockholder will pay all federal and other taxes, if any, on the transfer and sale of the Shares being sold by such Selling Stockholder to the Underwriters. The Selling Stockholder will deliver to Jefferies on or prior to the first Closing Date a properly completed and executed United States Treasury Department Form W-9 (or other applicable form in lieu thereof).

   6.  Payment of Expenses.

(a) The Company shall, regardless of whether the Offering contemplated by this Agreement and the Prospectus is consummated, be responsible for and shall pay all costs, fees and expenses incurred in connection with or incident to the proposed Offering, including, without limitation, (A) all expenses and taxes incident to the authorization, issuance, sale and delivery of the Shares to be sold by the Company to the Underwriters, (B) all expenses incident to the registration of the Shares under the Act, (C) all costs of preparing stock certificates, including printing and engraving costs, (D) all fees and expenses of the registrar and transfer agent of the Shares, (E) without limiting clause
(A) above, all necessary, transfer and other stamp taxes in connection with the issuance and sale of the Shares to be sold by the Company to the Underwriters,
(F) all fees and expenses of the Company's counsel, the Company's independent accountants and any other experts retained by or on behalf of the Company in connection with the Offering, (G) all costs and expenses incurred in connection with the preparation, printing, filing, shipping and distribution of the Registration Statement, each Preliminary Prospectus and the Prospectus, including all exhibits and financial statements, and all amendments and supplements provided for herein, including, without limitation, any post-effective amendments, the blue sky memoranda, this Agreement, the Agreement among Underwriters, the Underwriters' Questionnaire and Power of Attorney, (H) the filing fees and expenses incurred by the Company or the Underwriters in connection with exemptions from qualifying or registering (or obtaining qualification or registration of) all or any part of the Shares for offer and sale and determination of eligibility for investment under the blue sky or other securities laws of such jurisdictions as the Underwriters may designate and incurred in connection with filings made with the NASD (including related fees and expenses of counsel to the Underwriters not to exceed $7,500), (I) all travel and lodging fees and expenses incurred by or on behalf of officers and representatives of the Company in connection with presentations to prospective purchasers of the Shares, (J) all word processing charges, messenger and duplicating services, facsimile expenses and other customary expenses of the Company related to the proposed Offering, (K) the costs and expenses relating to preparation and delivery to the Underwriters of five closing binders, (L) all applicable listing or other fees relating to the Shares, including, without limitation, the fees relating to quotation of the Common Stock on the Nasdaq National Market and (M) all other costs and expenses incident to the performance by the Company and such Selling Stockholders of their obligations under this Agreement; provided, however, that except as provided in this Section 6 and in
Section 11, the Underwriters shall pay their own costs and expenses, including the costs and expenses of their counsel.

(b) The Company will pay, either directly or by reimbursement, all fees and expenses incident to the performance of such Selling Stockholders' obligations under this Agreement, which are not otherwise specifically provided for herein, including but not limited to the fees and expenses of the Selling Stockholders' counsel and any fees payable to the Custodian, provided, however, that (i) in no event shall such fees and expenses include the underwriting discounts and commissions applicable to such Selling Stockholders Firm Shares or the Additional Shares; and (ii) the provisions of this Section 6(b) shall not affect any agreement which the Company and such Selling Stockholders may make for the allocation or sharing of such expenses and costs.

   7.  Conditions of the Underwriters' Obligation.

     The several obligations of the Underwriters to purchase the Shares hereunder are subject to the accuracy of the representations and warranties of the Company and such Selling Stockholders herein contained as of the date hereof and on each Closing Date, to the accuracy of the statements of the Company and such Selling Stockholders made in any certificate or certificates pursuant to the provisions hereof as of the date of thereof and on each Closing Date and to the performance by the Company and such Selling Stockholders of their obligations hereunder, and to the following further conditions:

(a) The Registration Statement shall have become effective either prior to the execution of this Agreement or not later than 1:30 P.M., Pacific Standard Time, on the first full business day after the date of this Agreement, or at such later time and date as may be approved by the Underwriters and the Company, and shall remain effective at each Closing Date. No stop order suspending the effectiveness of the Registration Statement or the qualification or registration of the Shares under the Act shall be in effect or proceedings therefor initiated or threatened by the Commission. If the Company has elected to rely upon Rule 430A, the price of the Shares and any price-related or other information previously omitted from the effective Registration Statement pursuant to Rule 430A shall have been transmitted to the Commission for filing pursuant to Rule 424(b) within the prescribed time period, and prior to the Firm Shares Closing Date, the Company shall have provided evidence satisfactory to the Underwriters of such timely filing, or a post-effective amendment providing such information shall have been promptly filed and declared effective in accordance with the requirement of Rule 430A.

(b) Since the respective dates as of which information is given in the Registration Statement and the Prospectus, and except as set forth in or contemplated in the Prospectus, there shall not have occurred (i) any change in or affecting the business (including, without limitation, a change in management or control of the Company), properties, condition (financial or other), or results of operations of the Company or the Subsidiaries, taken as a whole, or adverse change in the capital stock, short-term debt or long-term debt of the Company which, in the good faith judgment of the Underwriters, materially adversely affects the market for the Shares or otherwise makes it impracticable or inadvisable to proceed with the Offering or to purchase the Shares as contemplated by this Agreement or (ii) any material loss or interference with the business or properties of the Company or any of the Subsidiaries from fire, explosion, flood or other casualty, whether or not covered by insurance, or from any labor dispute, (iii) any development involving any court or legislative or other governmental or administrative action, order or decree, which would have a Material Adverse Effect, if in the judgment of the Underwriters any such development makes it impracticable or inadvisable to proceed with completion of the Offering and the sale of and payment for the Shares, or (iv) any development involving any governmental investigation involving the Company or any Subsidiary if in the judgment of the Underwriters any such development makes it impracticable or inadvisable to proceed with completion of the Offering and the sale and payment for the Shares.

(c) Since the respective dates as of which information is given in the Registration Statement and the Prospectus, there shall have been no litigation, investigation or other proceeding instituted against the Company or any of the Subsidiaries or any of their respective officers, directors or senior management personnel, before or by any federal, state, local or foreign court, commission, regulatory body, administrative agency or other governmental body, domestic or foreign, or arbitrator, in which such litigation, investigation or proceeding, an unfavorable ruling, decision or finding would result in a Material Adverse Effect or may affect the Company's or such Selling Stockholders' ability to perform their respective obligations under this Agreement.

(d) All corporate proceedings and other legal matters incident to the authorization, form and validity of this Agreement, the Shares, the Registration Statement and the Prospectus, and all other legal matters relating to this Agreement and the transactions contemplated hereby and by the Registration Statement and Prospectus shall be reasonably satisfactory in all material respects to counsel for the Underwriters, and the Company and such Selling Stockholders shall have furnished to such counsel all documents and information that they may reasonably request to enable them to pass upon such matters.

(e) Snell & Wilmer LLP, counsel for the Company, shall have furnished to the Underwriters their opinion, reasonably satisfactory in form and substance to counsel for the Underwriters, dated each Closing Date and substantially to the effect as set forth in Exhibit A hereto.

(f) Debevoise & Plimpton, counsel for certain Selling Stockholders, and Mayer, Brown, Rowe & Maw LLP, counsel to the remaining Selling Stockholders, shall have furnished to the Underwriters their opinion, reasonably satisfactory in form and substance to counsel for the Underwriters, dated each Closing Date and substantially to the effect as set forth in Exhibit B hereto.

(g) Latham & Watkins LLP, counsel for the Underwriters, shall have furnished to the Underwriters an opinion with respect to such matters as may be reasonably requested by the Underwriters, dated each Closing Date.

(h) The  following  conditions  contained  in clauses  (A)  through  (C) of this
Section 7(h) shall have been satisfied on and as of each Closing Date and the Company shall have furnished to the Underwriters and the Selling Stockholders a certificate of the Company, signed by the Chairman of the Board or the President and the principal financial or accounting officer of the Company, dated such Closing Date, to the effect that the signers of such certificate have examined the Registration Statement, the Prospectus, any supplement or amendment to the Prospectus and this Agreement and that:

     (A) the representations and warranties of the Company in this Agreement are true and correct on and as of such Closing Date, with the same effect as if made on such Closing Date; and the Company has complied with all the agreements and satisfied all the conditions under this Agreement on its part to be performed or satisfied at or prior to such Closing Date;

     (B) no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or, to the knowledge of the Company, threatened; and

     (C) since the date of the most recent financial statements included in the Prospectus, there has been no change, with respect to the business, financial condition or results of operations of the Company or the Subsidiaries, taken as a whole, that could reasonably be expected to have a Material Adverse Effect.

(i) There shall have been furnished to the Underwriters a certificate or certificates dated as of such Closing Date and addressed to the Underwriters, signed by each of such Selling Stockholders or any of such Selling Stockholder's Attorneys-in-Fact to the effect that the representations and warranties of such Selling Stockholder contained in this Agreement are true and correct as if made at and as of such Closing Date, and that such Selling Stockholder has complied with all the agreements and satisfied all the conditions on such Selling
Stockholder's  part to be  performed  or  satisfied  at or prior to such Closing
Date.

(j) At the Effective Date, and at each Closing Date, the Underwriters shall have received from each of BDO Seidman, LLP and Ernst & Young LLP a letter, in form and substance satisfactory to the Underwriters, addressed to the Underwriters and dated the respective dates set forth above stating, as of the date thereof (or, with respect to matters involving changes or developments since the respective dates as of which specified financial information is given in the Prospectus, as of a date not more than five days prior to the date thereof), the conclusions and finding of such firm with respect to the financial information and other matters ordinarily covered by accountants' "comfort letters" to underwriters in connection with registered public offerings. The letter from BDO Seidman, LLP shall also confirm they are independent public accountants within the meaning of the Act and are in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X of the Commission. At the Effective Date, and at each Closing Date, the Underwriters shall have received from BDO Seidman, LLP a letter, in form and substance satisfactory to the Underwriters, addressed to the Underwriters and dated the respective dates set forth above stating, as of the date thereof, certain agreed upon procedures that such firm has performed in connection with specified disclosures in the Prospectus.

(k) The Nasdaq National Market shall have approved the Shares for inclusion, subject only to official notice of issuance and evidence of satisfactory distribution.

(l) At each Closing Date, counsel for the Underwriters shall have been furnished with such information, certificates and documents as they may reasonably require for the purpose of enabling them to pass upon the issuance and sale of the Shares as contemplated herein and related proceedings, or to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained, or otherwise in connection with the Offering contemplated hereby; and all opinions and certificates mentioned above or elsewhere in this Agreement shall be reasonably satisfactory in form and substance to the Underwriters and counsel for the Underwriters.

(m) The Underwriters  shall have received the Lock-Up  Agreements  referenced in
Section 1(a)(xl).

 8. Indemnification and Contribution.

(a) The Company agrees to indemnify, defend and hold harmless, each Underwriter, each Selling Stockholder, the directors, officers, employees and agents of each Underwriter and each Selling Stockholder and each person who controls any Underwriter or any Selling Stockholder within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, to the fullest extent lawful from and against any losses, expenses, claims, damages or liabilities (including any and all investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted), which, jointly or severally, any of them may become subject under the Act, the Exchange Act, or any other federal, state, local or foreign statute or regulation, at common law or otherwise insofar as such losses, expenses, claims, damages or liabilities arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained in (A) the Registration Statement, any Preliminary Prospectus or the Prospectus, or in any amendment thereof or supplement thereto, or (B) any blue sky application or other document executed by the Company specifically for that purpose or based upon information furnished by the Company in writing filed in any state or other jurisdiction in order to qualify any or all of the Shares under the securities laws thereof or filed with the Commission or any securities association or securities exchange (each, an "Application"), or (C) in any materials or information provided to investors by, or with the approval of, the Company in connection with the marketing of the Offering, including any roadshow or investor presentations made to investors by the Company (whether in person or electronically), or (ii) the omission or alleged omission to state (with respect to (A), (B) or (C) above) therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company will not be liable in any such case to the extent that any such loss, expense, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with the Underwriters' Information; provided further, that the Company will not be liable to any Selling Stockholder to the extent that any such loss, expense, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with the Selling Stockholder Information relating to such Selling Stockholder; and, provided further, that with respect to any untrue statement or omission or alleged untrue statement or omission made in any Preliminary Prospectus, the indemnity contained in this Section 8(a) shall not inure to the benefit any such indemnified Selling Stockholder or Underwriter or their respective officers, employees, directors, agents and control persons, and the Company shall not be liable to any such indemnified Selling Stockholder or Underwriter or their respective officers, employees, directors, agents, and control persons, from whom the person asserting any such losses, claims, expense, damage, or liabilities purchased the Shares concerned, to the extent that any such loss, claim, expense, damage or liability of such indemnified Selling Stockholder or Underwriter or their respective officers, employees, directors, agents and control persons results from the fact that there was not sent or given to such person at or prior to the written confirmation of the sale of such shares to such person, a copy of the Prospectus, as the same may be amended or supplemented, and the untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact in such Preliminary Prospectus was corrected in such Prospectus and the Company had previously furnished copies thereof to such indemnified Underwriter on a timely basis to permit the Prospectus (as the same may be amended or supplemented) to be sent or given. The foregoing indemnity agreement shall be in addition to any liability that the Company may otherwise have.

(b) Each Selling Stockholder agrees, severally and not jointly, to indemnify, defend and hold harmless the Company, each of its directors, each of its officers who signs the Registration Statement, each Underwriter, the directors, officers, employees and agents of each Underwriter and each person who controls any Underwriter or the Company within the meaning of Section 15 of the Act or
Section 20 of the Exchange Act, to the fullest extent lawful from and against any losses, expenses, claims, damages or liabilities (including any and all investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted), which, jointly or severally, any of them may become subject under the Act, the Exchange Act, or any other federal, state, local or foreign statute or regulation, at common law or otherwise, as such expenses are incurred, insofar as such losses, expenses, claims, damages or liabilities arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained (A) in the Selling Stockholder Information that relates to such Selling Stockholder, or (B) in any Application executed by such Selling Stockholder for that purpose or based upon information furnished in writing by such Selling Stockholder specifically for inclusion in any Application, or (ii) the omission or alleged omission to state therein with respect to either (A) or (B) a material fact required to be stated therein or necessary to make the statements relating to such Selling Stockholder therein not misleading; provided, however, that such Selling Stockholder will not be liable in any such case to the extent that any such loss, expense, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with the Underwriters' Information; and, provided further, that with respect to any untrue statement or omission or alleged untrue statement or omission made in any Preliminary Prospectus, the indemnity contained in this Section 8(b) shall not inure to the benefit any such indemnified Underwriter or its respective officers, employees, directors, agents and control persons, and such Selling Stockholders shall not be liable to any such indemnified Underwriter or its respective officers, employees, directors, agents, and control persons, from whom the person asserting any such losses, claims, expense, damage, or liabilities purchased the Shares concerned, to the extent that any such loss, claim, expense, damage or liability of such indemnified Underwriter or its respective officers, employees, directors, agents and control persons results from the fact that there was not sent or given to such person at or prior to the written confirmation of the sale of such shares to such person, a copy of the Prospectus, as the same may be amended or supplemented, and the untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact in such Preliminary Prospectus was corrected in such Prospectus and the Company had previously furnished copies thereof to such indemnified Underwriter on a timely basis to permit the Prospectus (as the same may be amended or supplemented) to be sent or given. The Underwriters agree that the only information provided in writing by or on behalf of such Selling Stockholders expressly for use in the Registration Statement is that information contained in the section of the Prospectus entitled "Selling and Principal Stockholders." The foregoing indemnity agreement shall be in addition to any liability that such Selling Stockholders may otherwise have.

(c) Each Underwriter severally agrees to indemnify and hold harmless the Company, each person, if any, who controls the Company within the meaning of
Section 15 of the Act or Section 20 of the Exchange Act, each director of the Company and each officer who signs the Registration Statement, and each Selling Stockholder, to the same extent as the foregoing indemnities from the Company and each Selling Stockholder to each Underwriter, the directors, officers, employees, and agents of such Underwriter and any person controlling such Underwriter, but only insofar as such loss, expense, claim, damage or liability arises out of or is based upon any untrue statement or omission or alleged untrue statement or omission made in reliance on or in conformity with the Underwriters' Information. This indemnity agreement will be in addition to any liability that any Underwriter may otherwise have.

(d) If any action is brought against an indemnified party under this Section 8, the indemnified party or parties shall promptly notify the indemnifying party in writing of the institution of such action (provided that the failure to give such notice shall not relieve the indemnifying party of any liability which it may have pursuant to this Agreement, unless and to the extent the indemnifying party did not otherwise learn of such action and such failure has resulted in the forfeiture of substantive rights or defenses by the indemnifying party) and the indemnifying party shall assume the defense of such action, including the employment of counsel and payment of reasonable expenses. The indemnified party or parties shall have the right to employ separate counsel (including local counsel) in any such case and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the indemnified party or parties unless (i) the employment of such counsel shall have been authorized in writing by the indemnifying party in connection with the defense of such action, (ii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to take charge of the defense of such action within a reasonable time after notice of the institution of such action, or (iii) the defendants in any such action include both the indemnified party and the indemnifying party and such indemnified party or parties shall have reasonably concluded that there may be defenses available to it or them that are different from or additional to those available to the indemnifying party or the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest that would make it inappropriate for the same counsel to represent both of them (in which case the indemnifying party shall not have the right to direct the defense of such action on behalf of the indemnified party or parties), in any of which events such fees and expenses shall be borne by the indemnifying party and paid as incurred; provided that the indemnifying party shall only be responsible for the reasonable fees and expenses of one firm of attorneys together with appropriate local counsel for the indemnified party or parties hereunder. Anything in this paragraph to the contrary notwithstanding, the indemnifying party shall not be liable for any settlement of any such claim or action effected without its written consent, which consent shall not be unreasonably withheld. An indemnifying party will not, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent involves only the payment of monetary damages and includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding.

(e) If the indemnification provided for in this Section 8 is unavailable to an indemnified party under subsections (a), (b) or (c) of this Section 8 or is insufficient to hold harmless a party indemnified thereunder, in respect of any losses, expenses, claims, damages or liabilities referred to therein, then each applicable indemnifying party shall contribute to the amount paid in settlement of any action, suit or proceeding or any claims asserted, but after deducting any contribution received by an applicable indemnified party from persons who may also be liable for contribution, including persons who control the indemnified party within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, in such proportion as is appropriate to reflect the relative benefits received by the Company or such Selling Stockholders on the one hand, and the Underwriters on the other hand, from the Offering or, if, but only if, such allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to above but also the relative fault of the Company or such Selling Stockholders on the one hand, and the Underwriters on the other hand, in connection with the statements or alleged statements or omissions or alleged omissions which resulted in such losses, expenses, claims, damages or liabilities as well as any other relevant equitable considerations. The relative benefits received by the Company or such Selling Stockholders on the one hand, and the Underwriters on the other hand, shall be deemed to be in the same proportion as the total proceeds from the Offering (net of underwriting discounts but before deducting expenses) received by the Company and such Selling Stockholder bear to the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover page of the Prospectus. The relative fault of the Company or such Selling Stockholders on the one hand, and the Underwriters on the other hand, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company, such Selling Stockholders or the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses, expenses, claims and liabilities referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any claim or action. The Company, such Selling Stockholder and the Underwriters agree that it would not be just and equitable if contribution pursuant hereto were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this Section 8(e), no Underwriter shall be required to contribute any amount in excess of the underwriting discount received by it by reason of such untrue statement or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters' obligations in this Section 8(e) to contribute are several in proportion to their respective underwriting obligations and not joint.

(f) The Company and such Selling Stockholders may agree, as between themselves and without limiting the rights of the Underwriters under this Agreement, as to the respective amounts of such liability for which they each shall be responsible; provided that in the absence of any such agreement, such liability shall be allocated in accordance with each such party's pro rata portion of the aggregate net proceeds from the Offering contemplated hereby.

(g) The liability of each Selling Stockholder under the indemnity and contribution agreements contained in this Section 8 shall be limited to an amount equal to the aggregate net sales price for the Shares sold by such Selling Stockholder to the Underwriters.

     9. Survival. The respective indemnity and contribution agreements contained in Section 8 hereof and the covenants, warranties and other representations of the Company and such Selling Stockholders contained in this Agreement or contained in certificates of officers of the Company or such Selling Stockholders submitted pursuant hereto, shall remain in full force and effect, regardless of any investigation made by or on behalf of any Underwriter, or any of their respective officers, employees, directors, stockholders or persons who control the Underwriters within the meaning of Section 15 of the Act, or by or on behalf of the Company or any of its directors, officers, employees or any person who controls the Company within the meaning of Section 15 of the Act or any Selling Stockholder or any controlling persons thereof, and shall survive delivery of and payment for the Shares.

     10. Default by an Underwriter. If one or more of the Underwriters shall fail or refuse on the Firm Shares Closing Date or the Additional Shares Closing Date to purchase and pay for any of the Shares agreed to be purchased by such Underwriter or Underwriters hereunder on such date and the aggregate number of Firm Shares or Additional Shares, as the case may be, which such defaulting Underwriter or Underwriters, as the case may be, agreed but failed or refused to purchase is not more than one-tenth of the total number of Shares to be purchased on such date by all Underwriters, each non-defaulting Underwriter shall be obligated severally, in the proportion which the number of Firm Shares set forth opposite its name in Schedule I bears to the total number of Firm Shares which all the non-defaulting Underwriters, as the case may be, have agreed to purchase, or in such other proportion as the Underwriters may specify, to purchase the Firm Shares or Additional Shares, as the case may be, which such defaulting Underwriter or Underwriters, as the case may be, agreed but failed or refused to purchase on such date; provided that in no event shall the number of Firm Shares or Additional Shares, as the case may be, which any Underwriter has agreed to purchase pursuant to Section 3 hereof be increased pursuant to this
Section 10 by an amount in excess of one-tenth of the total number of Firm Shares or Additional Shares, as the case may be, that the Underwriters are obligated to purchase on the Firm Shares Closing Date or the Additional Shares Closing Date, as applicable, without the written consent of such Underwriter. If on the Firm Shares Closing Date or on the Additional Shares Closing Date, as the case may be, any Underwriter or Underwriters shall fail or refuse to purchase Firm Shares, or Additional Shares, as the case may be, and the aggregate number of Firm Shares or Additional Shares, as the case may be, with respect to which such default occurs is more than one-tenth of the aggregate number of Shares to be purchased on such date by all Underwriters in the event of a default by an Underwriter and arrangements satisfactory to the Underwriters and the Company for purchase of such Shares are not made within 48 hours after such default, this Agreement will terminate without liability on the part of any non-defaulting Underwriter, any Selling Stockholder and the Company. In any such case which does not result in termination of this Agreement, either the Underwriters or the Company shall have the right to postpone the Firm Shares Closing Date or the Additional Shares Closing Date, as the case may be, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement and the Prospectus or any other documents or arrangements may be effected. Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of any such Underwriter under this Agreement.

    11. Termination of Agreement.

(a) The Underwriters may terminate this Agreement, by written notice to the Company and the Attorneys-in-Fact for such Selling Stockholders prior to the Firm Shares Closing Date (or, if applicable, the Additional Shares Closing Date)
(i) if there shall occur any failure, refusal or inability of the Company or any Selling Stockholder to satisfy any of the conditions contained in Section 7 hereof or (ii) if, since the date of this Agreement and prior to the Firm Shares Closing Date (or, if applicable, the Additional Shares Closing Date), (A) there has occurred any material adverse change in the financial markets of the United States or in political, financial or economic conditions in the United States or any outbreak or material escalation of hostilities or any other insurrection or armed conflict or declaration by the United States of a national emergency or war or other calamity or crisis, the effect of which on the financial securities markets of the United States is such as to make it, in the judgment of the Underwriters, impracticable or inadvisable to market the Shares on the terms and in the manner contemplated by the Prospectus, (B) trading in any of the securities of the Company has been suspended by the Commission, or trading generally on the New York Stock Exchange or the Nasdaq National Market has been suspended, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices for securities have been required, by the New York Stock Exchange or the Nasdaq National Market or by order of the Commission or any other governmental authority or (C) a banking moratorium has been declared by any of the federal or New York authorities.

(b) If this Agreement is terminated pursuant to this Section 11 or any other provision of this Agreement, such termination shall be without liability of any party to any other party except the provisions of Sections 6, 8 and 11(c) shall remain in full force and effect.

(c) Notwithstanding any other provisions hereof, (i) if this Agreement shall be terminated by the Underwriters under Section 11, the Company will bear and pay the expenses to be paid by the Company pursuant to Section 6 hereof and (ii) if this Agreement shall be terminated by the Underwriters under Section 11(a)(i), in addition to its obligations pursuant to Section 8 and Section 11(c)(i) hereof, the Company will reimburse the reasonable out-of-pocket expenses of the several Underwriters (including reasonable fees and disbursements of counsel for the underwriters) incurred in connection with this Agreement and the proposed purchase and Offering of the Shares, and promptly upon demand the Company will pay such amounts to the Underwriters.

     12. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed, delivered or transmitted by facsimile or telegraphed and confirmed. Notices to the Underwriters or the Underwriters shall be directed to the Underwriters, c/o Jefferies & Company, Inc., 11100 Santa Monica Boulevard, Los Angeles, California 90025, with a copy to Latham & Watkins LLP, 650 Town Center Drive, Suite 2000, Costa Mesa, California 92626, attention of Charles K. Ruck, Esq.; notices to the Company, such Selling Stockholders and the Attorneys-in-Fact shall be directed to Encore Capital Group, Inc., 5775 Roscoe Court, San Diego, California 92123, attention of Robin Pruitt, with a copies to Snell & Wilmer LLP, One Arizona Center, Phoenix, Arizona 85004, attention of Steve D. Pidgeon, Esq., Debevoise & Plimpton, 919 Third Avenue, New York, NY 10022, attention of Steven Ostner and Mayer, Brown, Rowe & Maw LLP, 1675 Broadway, Suite 1900, New York, NY 10019, attention of Shant H. Chalian.

     13. Parties. This Agreement shall inure to the benefit of and be binding upon the Underwriters, the Company, such Selling Stockholders and their respective successors and legal representatives and controlling persons and officers, employees, directors and stockholders referred to in Sections 8 and 9 and their respective heirs and legal representatives. Nothing expressed or mentioned in this Agreement is intended or shall be construed to provide any person, firm or corporation, other than the Underwriters, the Company, such Selling Stockholders and their respective successors and legal representatives and the controlling persons and officers, employees, directors and stockholders referred to in Sections 8 and 9 and their respective heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriters, the Company, such Selling Stockholders and their respective successors and legal representatives, and said controlling persons, stockholders, officers and directors and their respective heirs and legal representatives, and for the benefit of no other person, firm or corporation. No purchaser of Shares from the Underwriters shall be deemed to be a successor by reason merely of such purchase.

     14. Construction; Choice of Law. This Agreement incorporates the entire understanding of the parties and supersedes all previous agreements relating to the subject matter hereof should they exist. This Agreement and any issue arising out of or relating to the parties' relationship hereunder shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of law thereof.

     15. Jurisdiction and Venue. Each party hereto consents specifically to the exclusive jurisdiction of the federal courts of the United States sitting in the Southern District of New York, or if such federal court declines to exercise jurisdiction over any action filed pursuant to this Agreement, the courts of the State of New York in the County of New York, and any court to which an appeal may be taken in connection with any action filed pursuant to this Agreement, for purposes of all legal proceedings arising out of or relating to this Agreement. In connection with the foregoing consent, each party irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the court's exercise of personal jurisdiction over each party to this Agreement or the laying of venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum. Each party further irrevocably waives its right to a trial by jury and consents that service of process may be effected in any manner permitted under the laws of the State of New York.

     16. Counterparts. This Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

     17. Partial Unenforceability. The invalidity or unenforceability of any section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other section, paragraph or provision hereof. If any section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

     18. General. In this Agreement, the masculine, feminine and neuter genders and the singular and the plural include one another. The section headings in this Agreement are for the convenience of the parties only and will not affect the construction or interpretation of this Agreement. This Agreement may be amended or modified, and the observance of any term of this Agreement may be waived, only by a writing signed by or on behalf of the Company, such Selling Stockholders and the Underwriters.

                  [Remainder of page intentionally left blank]





                                    * * * * *

     If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company and the Selling Stockholders a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement among the Underwriters, the Company and the Selling Stockholders in accordance with its terms.

                                      Very truly yours,

                                      ENCORE CAPITAL GROUP, INC.


                                      By: /s/ Carl C. Gregory, III
                                         --------------------------------------
                                         Name: Carl C. Gregory, III
                                         Title: President and Chief Executive
                                                Officer

                                      SELLING STOCKHOLDERS


                                      By: /s/ Brian L. Schorr
                                         --------------------------------------
                                         Name: Brian L. Schorr
                                         Title: Attorney-in-Fact for certain
                                                Selling Stockholders

                                      By: /s/ Robin R. Pruitt
                                         --------------------------------------
                                         Name: Robin R. Pruitt
                                         Title: Attorney-in-Fact for certain
                                                Selling Stockholders


CONFIRMED AND ACCEPTED,
as of the date first above written:

JEFFERIES & COMPANY, INC.

By: /s/ Michael Bauer
    -----------------------------------------------
    Name: Michael Bauer
    Title: Managing Director

BREAN MURRAY & CO., INC.

By: /s/ A. Brean Murray
    -----------------------------------------------
    Name: A. Brean Murray
    Title: Chairman and Chief Executive

ROTH CAPITAL PARTNERS, LLC

By: /s/ Gordon Roth
    -----------------------------------------------
    Name: Gordon Roth
    Title: Chief Operating Officer and Chief Financial Officer



                                   Schedule I



                                                   Number of Firm Shares
       Underwriter                                    To Be Purchased


Jefferies & Company, Inc.                                3,250,000

Brean Murray & Co., Inc.                                 1,000,000

Roth Capital Partners, LLC                                 750,000
                                                     -----------------
                      Total                              5,000,000
                                                     =================




                                   Schedule II

                              Selling Stockholders


                                                                                       Maximum Number of
                                                           Number of Firm Shares    Additional Shares to be
Name                                                           to be Sold                   Sold

C.P. International Investments Ltd.                                       629,613                    303,199
Madison West Associates Corp.                                             256,270                    123,409
Peltz Trust/Neale Albert, Trustee                                         266,050                    128,120
JP May 1998 Trust/Jonathan May                                             61,391                     29,564
LA May 1998 Trust/Leslie May                                               61,391                     29,564
Eric D. Kogan                                                              43,927                     21,154
Alexander Lemond                                                           13,038                      6,279
John L. Barnes, Jr.                                                        13,915                      6,701
JPAH Holdings, LLC/Jarrett Posner                                          11,200                      5,394
Edward Garden                                                               7,342                      3,536
Brian L. Schorr                                                             3,479                      1,675
Stuart I. Rosen                                                             3,069                      1,478
Robert M. Whyte                                                           120,285                     62,918
Peter Nigel Stewart Frazer                                                 37,118                     12,882
ING (U.S.) Investment Corp./ING Capital LLC                               233,812                          0
Carl C. Gregory, III                                                      101,716                      6,040
Barry R. Barkley                                                           67,811                      4,027
J. Brandon Black                                                           67,811                      4,027
David Cooper                                                                  762                         33

Total                                                                   2,000,000                    750,000
